UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended March 31, 2009
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Page
PART I — FINANCIAL INFORMATION
Item 1. Financial Statements	3
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	21
Item 3. Quantitative and Qualitative Disclosures About Market Risk	31
Item 4. Controls and Procedures	32

PART II — OTHER INFORMATION
Item 1. Legal Proceedings	33
Item 2. Unregistered Sales of Equity and Use of Proceeds	33
Item 3. Defaults Upon Senior Securities	33
Item 4. Submission of Matters to a Vote of Security Holders	33
Item 5. Other Information	33
Item 6. Exhibits	33

SIGNATURES	34
EX-99.1 Fourth Amended and Restated Participation Agreement dated April 13, 2009 by and between the Company and International Business Machines Corporation.
EX-99.2 Joint Development Project Agreement for 28nm LP Bulk-Industry Standard Semiconductor Process Technology effective as of January 1, 2009
EX-99.3 Amendment Letter dated as of April 3, 2009 to the Facility Agreement dated December 23, 2004
EX-99.4 Amendment Letter dated as of April 3, 2009 to the Facility Agreement dated May 16, 2007

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-155774); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
In this document, unless otherwise indicated, all references to “Chartered”, the “Company”, “we”, “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore, and its subsidiaries. When we refer to “Singapore dollars”, “S$” and “SGD” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “U.S. dollars”, “dollars”, “$”, “US$” and “USD” in this document, we are referring to United States dollars, the legal currency of the United States. When we refer to “Euro” in this document, we are referring to Euro, the legal currency of certain member states of the European Union. When we refer to “Yen” in this document, we are referring to Japanese Yen, the legal currency of Japan, and when we refer to “GBP” in this document, we are referring to Great British Pound, the legal currency of the United Kingdom.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, without limitation, statements relating to our belief that our sources of liquidity and projected cash flows will be sufficient to meet our expected capital and research and development expenditures, debt service obligations, investment and liquidity needs for at least the next twelve months, and our expected capital expenditures for 2009, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, financial market turmoil and the deteriorating global economic conditions; the ability to access or renew existing or to obtain additional financing and the terms thereof; changes in the demands from our major customers; excess inventory, life cycle, market outlook and trends for specific products; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; product mix; unforeseen delays, interruptions and performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies; the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31,	March 31,
	2008	2009

ASSETS
Cash and cash equivalents	$524,501	$453,921
Restricted cash	69,560	65,127
Marketable securities	950	1,142
Receivables, less allowances of $2,451 in 2008 and $3,244 in 2009	224,428	167,066
Inventories	189,498	165,492
Other investments	19,634	6,622
Other current assets	19,840	32,990

Total current assets	1,048,411	892,360

Investment in associated companies	28,924	27,097
Technology licenses and other intangible assets, net	48,178	44,085
Property, plant and equipment, net	2,845,668	2,786,851
Other non-current assets	53,992	57,448

Total assets	$4,025,173	$3,807,841

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND TOTAL EQUITY
Payables	$311,264	$202,972
Current installments of long-term debt and capital lease obligations	163,232	164,413
Other current liabilities	102,355	93,860

Total current liabilities	576,851	461,245

Long-term debt and capital lease obligations, excluding current installments	1,677,228	1,685,213
Other non-current liabilities	61,801	64,200

Total liabilities	2,315,880	2,210,658

Convertible redeemable preference shares	265,879	268,451

Ordinary share capital	2,706,244	2,705,198
Accumulated deficit	(1,208,166)	(1,306,939)
Accumulated other comprehensive loss	(54,664)	(54,098)

Total shareholders’ equity of Chartered	1,443,414	1,344,161
Noncontrolling interest in CSP	—	(15,429)

Total equity	$1,443,414	$1,328,732

Total liabilities, convertible redeemable preference shares and total equity	$4,025,173	$3,807,841

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share units and per share data)

	Three Months Ended
	March 31,
	2008	2009

Net revenue	$388,230	$243,935
Cost of revenue	323,628	271,407

Gross profit (loss)	64,602	(27,472)

Other revenue	5,610	1,816

OPERATING EXPENSES
Research and development	45,445	48,008
Sales and marketing	17,592	12,843
General and administrative	10,794	10,598
Other operating expenses, net	2,484	2,952

Total operating expenses, net	76,315	74,401

Equity in income (loss) of associated companies, net	9,793	(1,630)
Other income, net	10,510	199
Interest income	5,057	1,160
Interest expense and amortization of debt discount	(15,634)	(15,062)

Income (loss) before income tax	3,623	(115,390)
Income tax expense (benefit)	1,232	(1,165)

Net income (loss)	2,391	(114,225)
Less: Net loss attributable to the noncontrolling interest in CSP	—	15,452

Net income (loss) attributable to Chartered	$2,391	$(98,773)

Less: Accretion to redemption value of convertible redeemable preference shares	2,475	2,572

Net loss available to ordinary shareholders of Chartered	$(84)	$(101,345)

Basic net loss per ordinary share*	(0.00)	(0.03)
Diluted net loss per ordinary share*	(0.00)	(0.03)
Basic net loss per ADS*	(0.00)	(0.26)
Diluted net loss per ADS*	(0.00)	(0.26)

Number of ordinary shares (in millions) used in computing:*
Basic net loss per ordinary share	3,829.9	3,835.3
Diluted net loss per ordinary share	3,829.9	3,835.3

Number of ADS (in millions) used in computing:*
Basic net loss per ADS	383.0	383.5
Diluted net loss per ADS	383.0	383.5

*	As adjusted retroactively for the rights offering — see Note 4 of the unaudited condensed consolidated financial statements for more details.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Three Months Ended
	March 31,
	2008	2009
Net income (loss)	$2,391	$(114,225)
Other comprehensive income (loss):
Net unrealized gains on change in cash flow hedging fair values	112	437
Reclassification of cash flow hedging (gains) losses into earnings	141	(207)
Foreign currency translation	32	(198)
Unrealized gains (losses) on available-for-sale securities	(1,080)	192
Reclassification of realized losses on available-for-sale securities into earnings	—	365

Other comprehensive income (loss), net	(795)	589

Comprehensive income (loss), net	1,596	(113,636)
Less: Comprehensive loss attributable to the noncontrolling interest in CSP	—	15,429

Comprehensive income (loss) attributable to Chartered	$1,596	$(98,207)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF TOTAL EQUITY
(In thousands)

	Shareholders of Chartered
				Accumulated
				Other
				Compre-
				hensive	Noncontrol-
			Accumulated	Income	ling interest
	Ordinary Share Capital		deficit	(Loss)	in CSP	Total Equity
	No	$	$	$	$	$
Balance at January 1, 2008	2,539,626	2,710,006	(1,115,587)	(53,270)	—	1,541,149
Net loss	—	—	(92,579)	—	—	(92,579)
Other comprehensive loss	—	—	—	(1,394)	—	(1,394)
Accretion to redemption value of convertible redeemable preference shares	—	(10,042)	—	—	—	(10,042)
Issuance of shares arising from share-based awards	3,574	1,871	—	—	—	1,871
Employee share-based compensation	—	4,432	—	—	—	4,432
Non-employee share-based compensation	—	(23)	—	—	—	(23)

Balance at December 31, 2008	2,543,200	2,706,244	(1,208,166)	(54,664)	—	1,443,414
Net loss	—	—	(98,773)	—	(15,452)	(114,225)
Other comprehensive income	—	—	—	566	23	589
Accretion to redemption value of convertible redeemable preference shares	—	(2,572)	—	—	—	(2,572)
Issuance of shares arising from share-based awards	1,217	189	—	—	—	189
Employee share-based compensation	—	1,331	—	—	—	1,331
Non-employee share-based compensation	—	6	—	—	—	6

Balance at March 31, 2009	2,544,417	2,705,198	(1,306,939)	(54,098)	(15,429)	1,328,732

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,	March 31,
	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,391	$(114,225)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of associated companies, net	(9,793)	1,630
Cash dividends received from associated companies	8,972	—
Depreciation and amortization	133,247	125,390
Foreign exchange (gain) loss, net	(165)	1,233
(Gain) loss on disposal of property, plant and equipment, net	46	(202)
Others, net	4,385	2,999
Changes in assets and liabilities, net of effects from purchase of a subsidiary in 2008:
Receivables	11,138	58,796
Inventories	823	24,006
Other assets	(1,312)	1,000
Payables and other liabilities	(7,734)	(41,922)

Net cash provided by operating activities	$141,998	$58,705

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(95,498)	(146,718)
Payments for technology licenses	(3,986)	(1,364)
Purchase of a subsidiary, net of cash acquired of $6,523	(234,602)	—
Refund of deposits placed with a vendor	400	257
Proceeds from sale of property, plant, equipment	2,715	3,539
Proceeds from redemption of other investments	30,048	5,627
Others, net	17	6

Net cash used in investing activities	$(300,906)	$(138,653)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	230,151	89,890
Repayments	(307,013)	(78,683)
Capital lease payments	(1,117)	(1,349)
Refund of customer deposits	(5,609)	—
Issuance of ordinary shares	584	189
(Increase) decrease in cash restricted for debt repayment	(418)	4,433
Others, net	—	(321)

Net cash provided by (used in) financing activities	$(83,422)	$14,159

Effect of exchange rate changes on cash and cash equivalents	4,249	(4,791)
Net decrease in cash and cash equivalents	(238,081)	(70,580)
Cash and cash equivalents at the beginning of the period	743,173	524,501

Cash and cash equivalents at the end of the period	$505,092	$453,921

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1.	Basis of Presentation
The interim condensed consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and, in the opinion of management, contain all adjustments necessary, all of which are of a normal recurring nature except for the rights offering completed in April 2009 which resulted in adjustments being made to the Company’s share plans and agreements as discussed in Note 2 and a retroactive adjustment to the net loss per ordinary share and ADS as discussed in Note 4, to present fairly the financial information included herein. The accompanying interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2008.

The condensed consolidated balance sheet as of December 31, 2008 and the condensed consolidated statement of total equity for the year ended December 31, 2008 included herein are derived from the audited consolidated financial statements in the Company’s annual report on Form 20-F for the year ended December 31, 2008 and as reclassified upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160 “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51”, which requires the presentation of noncontrolling interests within equity. The condensed consolidated balance sheet as of March 31, 2009, the condensed consolidated statement of total equity for the three months ended March 31, 2009, the condensed consolidated statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2008 and March 31, 2009 have not been audited.

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd. (“Chartered”) and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

On March 31, 2008, the Company completed the acquisition of 100% of the shares in Hitachi Semiconductor Singapore Pte. Ltd. from Hitachi, Ltd. and Hitachi Asia Ltd., for a total consideration of $241,125 which consisted of cash and related direct costs of the acquisition. In June 2008, the closing working capital price adjustment was finalized as provided for in the purchase agreement, resulting in a revised purchase consideration of $243,595. Upon completion of the acquisition, Hitachi Semiconductor Singapore Pte. Ltd. was renamed Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (“CST” or “Fab 3E”). The interim condensed consolidated financial statements for the three months ended March 31, 2008 do not include the results of Fab 3E.

Supplemental pro forma financial information is presented below as if the acquisition of Fab 3E occurred as of the beginning of January 1, 2008. The pro forma information presented below does not purport to present what the actual results would have been had the acquisition in fact occurred at January 1, 2008 nor does the information project results for any future period.

Three Months Ended
March 31, 2008
(In thousands, except per share data)
Pro forma net revenue	$432,574
Pro forma net income	6,642
Pro forma net income available to ordinary shareholders of Chartered	4,167
Pro forma basic net earnings per ordinary share	0.00
Pro forma diluted net earnings per ordinary share	0.00
Pro forma basic net earnings per ADS	0.01
Pro forma diluted net earnings per ADS	0.01
Combined results for the Company and Fab 3E were adjusted for the following in order to present the pro forma results in the table above:
•	Adjustment to revenue to reflect the lower selling prices under the manufacturing agreement entered into with Renesas Technology Corp. in connection with the acquisition;

•	Reversal of interest expense relating to a loan from a company related to Hitachi, Ltd, that was recapitalized as Fab 3E shares in connection with the acquisition;

•	Amortization charges relating to intangible assets acquired;

•	Increase in depreciation charges based on the assigned fair values of property, plant and equipment acquired;

•	Adjustments made to reflect the historical financial statements of Fab 3E in accordance with U.S. GAAP. Prior to the acquisition by the Company, the financial statements of Fab 3E were prepared in accordance with Singapore Financial Reporting Standards;

•	Adjustment to foreign currency translation due to the change in functional currency from the Singapore dollar to the U.S. dollar; and

•	Income tax effects related to the above pro forma adjustments.
The results of Fab 3E’s operations have been included in the Company’s consolidated statement of operations from April 1, 2008.

Prior to the adoption of SFAS No. 160, none of Chartered Silicon Partners Pte Ltd’s (“CSP”) losses had been allocated to the noncontrolling interest in the consolidated statements of operations since the first quarter of 2003 onwards as the obligations of the noncontrolling interest were reduced to zero in that quarter due to cumulative losses. CSP subsequently reported profits in the first quarter of 2008 and the profits applicable to the noncontrolling interest in CSP were taken to the consolidated statements of operation until the noncontrolling interest’s share of losses previously recorded in the consolidated statements of operations is fully recovered. The effect of not allocating profits of the noncontrolling interests in CSP in the first quarter of 2008 resulted in an increase to the net income attributable to Chartered by $4,193 for the three months ended March 31, 2008.

The cumulative net losses not allocated to the noncontrolling shareholders of CSP according to their proportionate ownership as of December 31, 2008 is $213,496.

SFAS No. 160 became effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. SFAS No. 160 requires that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

Supplemental pro forma financial information is presented below as if SFAS No. 160 is not adopted in the current quarter.

Three Months Ended
March 31, 2009
(In thousands, except per share data)
Pro forma net loss attributable to Chartered	114,225
Pro forma net loss available to ordinary shareholders of Chartered	116,797
Pro forma basic net loss per ordinary share	0.03
Pro forma diluted net loss per ordinary share	0.03
Pro forma basic net loss per ADS	0.30
Pro forma diluted net loss per ADS	0.30

2.	Rights Offering
On March 9, 2009, the Company announced a rights offering of approximately 6,869,926,194 new ordinary shares (“Shares”), directly or in the form of American Depositary Shares (“ADSs”).

Pursuant to the rights offering:
•	27 new Shares were offered for every 10 Shares held at S$0.07 per rights share; and

•	27 new ADSs were offered for every 10 ADSs held at a price of US$0.46 per rights ADS.
The rights offering was completed on April 15, 2009 and net proceeds from the rights offering were approximately $300 million.

In connection with this offering, adjustments were made with respect to:
•	the exercise price of, and number of ordinary shares issuable upon exercise of, outstanding options issued under the 1999 employee share option plan (“1999 Option Plan”);

•	the number of ordinary shares issuable upon vesting of awards issued under the restricted share unit plan (“RSU Plan”) and the performance share unit plan (“PSU Plan”);

•	the conversion price of convertible redeemable preference shares (“CRPS”); and

•	the strike prices and number of ordinary shares issuable under the call option with Goldman Sachs International (“GS”).

(a)	1999 Option Plan
As a result of the rights offering in March 2009, changes were made on March 18, 2009, being the modification date, to both the exercise price and the number of outstanding share options granted under the 1999 Option Plan. The adjustments were made by multiplying each existing option exercise price by 0.6632 and multiplying the number of outstanding share options by 1.5078. The number of share options granted under the 1999 Option Plan increased by 51,146 options immediately after the modification.

The 1999 Option Plan expired on January 28, 2009.
(b)	RSU Plan
As a result of the rights offering in March 2009, changes were made on March 18, 2009, being the modification date, to the number of outstanding RSUs granted under the RSU Plan. The adjustments were made by multiplying the number of outstanding RSUs by 1.5078. The number of RSUs granted under the RSU Plan increased by 5,468 RSUs immediately after the modification.
(c)	PSU Plan
As a result of the rights offering in March 2009, changes were made on March 18, 2009, being the modification date, to the base number of outstanding PSUs granted under the PSU Plan. The adjustments were made by multiplying the base number of outstanding PSUs by 1.5078. The base number of outstanding PSUs granted under the PSU Plan increased by 2,234 PSUs immediately after the modification.

The modification to the above share-based compensation plans as a result of the rights offering in March 2009 did not result in any incremental compensation cost as the fair value of the modified awards equals the fair value of the original awards immediately before the modification.
(d)	Convertible redeemable preference shares
As of March 31, 2009, there are 28 outstanding CRPS, each with a redemption price of US$10. Holders of the CRPS may convert the CRPS into new Shares or, subject to certain limitations, ADSs at a conversion price of $0.8719 per Share at any time before the close of business on the 7th business day prior to maturity or early redemption. Pursuant to the terms of the Articles of Association of the Company, such conversion price is required to be adjusted on account of the rights offering. Based on the number of Shares outstanding on the date of the rights offering announcement, the number of Shares which the aggregate subscription price of the rights offering would purchase at the average market price as of the date of the rights offering announcement and the number of Shares which were issued pursuant to the rights offering, the adjusted conversion price is US$0.4120 per Share. This adjustment was made on March 18, 2009, being the modification date.
(e)	Call option with GS
Pursuant to the provisions of the call option agreement with GS, GS is entitled to purchase up to 214,800 of new ordinary shares (“Options”) at US$1.408 per share (“Strike Price”) and the Company may terminate the transaction early, in whole or in part, if the closing price of the Company’s ordinary shares is equal to or higher than US$1.76 (equivalent to 125% of the US$1.408 exercise price termed as the Higher Soft Call Strike Price) on each of any 20 business days in any consecutive 30 business day period. As a result of the rights offering, the number of Options was adjusted from 214,800 to 323,883, the Strike Price was adjusted from US$1.408 to US$0.9338, and the Higher Soft Call Strike Price was adjusted from US$1.76 to US$1.1672 by GS on March 16, 2009.

3.	Use of Estimates
The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure about contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Significant items subject to judgment and estimate include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, other-than-temporary impairment assessments of other investments, available-for-sale securities and investments in other equity securities, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions for grants under the performance share units plan over the performance period, the fair value of share-based employee compensation awards and financial instruments, the amount of asset retirement obligations and costs, and the valuation of net assets acquired from purchase business combinations. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

During 2008, the Company revised the estimated useful lives of its twelve-inch process equipment and machinery from five years to eight years and the related mechanical and electrical installations from ten years to fifteen years. In addition, the estimated salvage values of the related process equipment and machinery were reduced to zero. These changes were made to better reflect the expected pattern of economic benefits from the use of the equipment and machinery over time based on an analysis of the expected technology lifecycle, historical usage experience and industry practices. The change in estimated useful lives and residual values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the Company’s net loss by $29,787 and a decrease in the Company’s basic and diluted net loss per ADS by $0.08 for the three months ended March 31, 2009. Basic and diluted net loss per ordinary share for the three months ended March 31, 2009 decreased by $0.01.

During 2008, the Company changed the estimated useful lives for certain technology-related intangible assets classified under “Technology licenses” in the consolidated balance sheets from three to five years. The change was made to better reflect the expected pattern of economic benefits from the use of the intangible assets over time based on an analysis of the expected future usage of the underlying technology and historical usage experience. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the net loss of the Company by $1,209 for the three months ended March 31, 2009. Basic and diluted net loss per ADS and ordinary share for the three months ended March 31, 2009 were not affected by the impact of this change.

4.	Net Earnings (Loss) Per Ordinary Share
Basic net earnings (loss) per ordinary share is computed by deducting from (adding to) net income (loss) available to ordinary shareholders of Chartered the accretion to redemption value of the convertible redeemable preference shares and dividing the resulting amount of net income (loss) available to ordinary shareholders of Chartered by the weighted-average number of ordinary shares outstanding. Diluted net earnings (loss) per ordinary share is computed using the weighted-average number of ordinary shares outstanding plus potentially dilutive securities, which includes the dilutive effect of share options using the treasury stock method, the dilutive effect of restricted share units, the impact of contingently issuable share-based awards with performance conditions and the dilutive effect of ordinary shares issuable upon the assumed conversion of the Company’s convertible securities. The accretion charges on convertible securities are added back to net income available to ordinary shareholders of Chartered when the related ordinary share equivalents are included in computing diluted net earnings (loss) per ordinary share.

As a result of the rights offering, the weighted average number of ordinary shares and ADS used in computing basic and diluted net loss per ordinary share and ADS, respectively, were adjusted to take effect of the bonus element contained within the rights offering as follows:

	Three Months Ended
	March 31,
	2008	2009
Basic and diluted net loss per ordinary share
— before adjustment for rights offering	(0.00)	(0.04)
— retroactive adjustment for rights offering	0.00	0.01
— after adjustment for rights offering	(0.00)	(0.03)

Basic and diluted net loss per ADS
— before adjustment for rights offering	(0.00)	(0.40)
— retroactive adjustment for rights offering	0.00	0.14
— after adjustment for rights offering	(0.00)	(0.26)

Number of ordinary shares (in millions) used in computing basic and diluted net loss per ordinary share:
— before adjustment for rights offering	2,540.0	2,543.6
— retroactive adjustment for rights offering	1,289.9	1,291.7
— after adjustment for rights offering	3,829.9	3,835.3

Number of ADS (in millions) used in computing basic and diluted net loss per ordinary share:
— before adjustment for rights offering	254.0	254.4
— retroactive adjustment for rights offering	129.0	129.1
— after adjustment for rights offering	383.0	383.5
The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings (loss) per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which were more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met; or

v.	The Company has net losses available to ordinary shareholders of Chartered.
The below information, including those of the comparative periods, reflect the effects of the rights offering.

A summary of the excluded potentially dilutive securities is as follows:

	Three Months Ended
	March 31,
	2008	2009
Convertible redeemable preference shares	688,029	688,029
Call option with Goldman Sachs International	323,883	323,883
Employee share options	164,253	148,206
Performance share units	3,286	6,632
Restricted share units	5,841	16,236
As of March 31, 2009, the conversion price of the convertible redeemable preference shares, the per share exercise price of the call option with GS and the weighted-average exercise price of employee stock options outstanding was $0.4120, $0.9338 and $1.21, respectively, as adjusted for the rights offering.

5.	Jobs Credit Scheme
In the first quarter of 2009, to encourage employers to preserve jobs and help Singaporeans stay employed, the Singapore government introduced the Jobs Credit Scheme (“Scheme”) in the 2009 Budget. Employers will receive cash grants up to 12% on the first S$2,500 of the qualifying monthly wages of each employee paid from October 2008 to September 2009 on a quarterly basis. The condition of the grant is that the employee must continue to be on the Company’s payroll in the following month subsequent to a quarter. Employers will then receive payments at the end of the subsequent quarter in March, June, September and December 2009. Such payments have been granted tax exemption by the Singapore government.

The Company will recognize the grant at the end of each quarter when there is reasonable assurance that the condition will be complied with and that the grant will be received. As the Scheme was only introduced in the first quarter of 2009, the grant relating to qualifying monthly wages paid from October 2008 to December 2008 was recognized in the first quarter of 2009, together with the grant relating to qualifying monthly wages paid from January 2009 to March 2009.

For the three months ended March 31, 2009, $4,582 was recorded as a reduction of the related payroll expenses which the Scheme intended to reimburse, of which $2,383 had been received on March 31, 2009 and the remaining amount is expected to be received in June 2009.

6.	Inventories
Inventories consist of the following:

	As of
	December 31,	March 31,
	2008	2009
Raw materials	$12,509	$10,606
Work-in-progress	169,002	146,431
Consumable supplies and spares	7,987	8,455

	$189,498	$165,492

7.	Other Investments
The Company has an investment in a private enhanced cash fund (“Fund”), which is managed by an external financial institution and consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund, which was classified as cash equivalent since the time of placement in 2003, was reclassified to ‘Other investments’ as of December 31, 2007. As the redemption of a portion of the Fund is not expected to be within the next 12 months, $7,393 was reclassified from “Other investments” to “Other non-current assets” as of March 31, 2009.

The Company received cash proceeds of $30,048 and $5,627 in redemptions from the Fund for the three months ended March 31, 2008 and three months ended March 31, 2009, resulting in a realized loss of $52 and a realized gain of $8 on the redemptions for the three months ended March 31, 2008 and three months ended March 31, 2009, respectively. The Company recorded an other-than-temporary impairment loss of $1,037 for the three months ended March 31, 2008. No other-than-temporary impairment loss was recorded for the Fund for the three months ended March 31, 2009. As of December 31, 2008 and March 31, 2009, the fair value of the Company’s pro-rata share of the remaining investment in the Fund was $19,634 and $14,015, respectively.

8.	Income Taxes
There is no significant change in the liability for unrecognized tax benefits, as provided under Financial Accounting Standards Board Interpretation (“FIN”) No. 48, as of March 31, 2009 as compared to December 31, 2008. The Company anticipates that the FIN 48 liabilities recorded for the Year of Assessment 2003 (fiscal year 2002) amounting to $377 would be reversed out within the next 12 months as the statute of limitations for the Comptroller of Income Tax to raise any additional assessment for that tax year will lapse by December 31, 2009.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	March 31, 2009
Singapore	2005 and forward
United States of America	2006 and forward

9.	Long-term Debt and Obligations under Capital Leases
Long-term debt consists of:

	As of
	December 31,	March 31,
	2008	2009
Floating rate loans:
$653,131 EXIM Guaranteed Loan	$459,771	$397,876
$609,733 EXIM Guaranteed Loan	90,463	181,692
Société Générale Term Loan	119,234	107,311
JBIC/SMBC Term Loan (Tranche B)	71,841	71,841
5.645% JBIC/SMBC Term Loan (Tranche A)	71,841	71,841
5.75% senior notes due 2010	373,546	373,763
6.00% amortizing bonds due 2010	20,351	15,486
6.25% senior notes due 2013	298,125	298,220
6.375% senior notes due 2015	247,397	247,476
Others	7,775	7,312

	1,760,344	1,772,818
Less: Current installments of long-term debt	(157,512)	(157,808)

Long-term debt, excluding current installments	$1,602,832	$1,615,010

Obligations under capital leases:

	As of
	December 31,	March 31,
	2008	2009
Minimum future lease payments	$121,497	$115,106
Amount representing interest at rates of 5.9% to 7.8%	(41,381)	(38,298)

Present value of minimum future lease payments	80,116	76,808
Less: Current installments	(5,720)	(6,605)

Obligations under capital leases, excluding current installments	$74,396	$70,203

Current installments of:
Long-term debt	$157,512	$157,808
Obligations under capital leases	5,720	6,605

	$163,232	$164,413

Non-current portion, excluding current installments:
Long-term debt	$1,602,832	$1,615,010
Obligations under capital leases	74,396	70,203

	$1,677,228	$1,685,213

	Weighted Average
	Interest Rates as of
	December 31,	March 31,
	2008	2009
Debt obligations at floating rates	3.25%	1.66%
Debt obligations at fixed rates	6.05%	6.05%
Obligations under capital leases	7.10%	7.10%
In January 2009, the Company repaid $61,895 of the drawdown from the $653,131 Export-Import Bank of the United States (“EXIM”) Guaranteed Loan.

In February 2009, the Company made the second drawdown of $91,229 from the first tranche of the $609,733 EXIM Guaranteed Loan. The remaining amount available for drawdown under this facility is $428,041.

In March 2009, the Company made a principal repayment of $11,923 on tranche A of the $189,871 term loan facility from Société Générale, with Atradius Dutch State Business NV (“Atradius”) as the export credit insurer.
10.	Derivative Instruments and Hedging Activities

SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” became effective for the financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS No. 161 requires enhanced disclosures about a company’s derivative activities and how the related hedged items affect a company’s financial position, financial performance and cash flows. To meet the objectives, SFAS No. 161 requires qualitative disclosures about the Company’s objectives and strategies for using derivative instruments and quantitative disclosures for fair value amounts of gains and losses associated with derivative instruments.

The Company’s exposure to financial market risks is derived primarily from changes in interest rates and foreign exchange rates. The Company assesses interest rate cash flow risk and currency exchange cash flow risk by identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. To manage interest rate risk, the Company may utilize interest rate derivative instruments to modify the interest characteristics of its outstanding debts. To protect against volatility of future cash flows caused by changes in exchange rates, the Company may use forward exchange contracts, currency options and currency swap instruments for forecasted transactions such as operating expenses and capital purchases.

The Company is exposed to credit risk and market risk by using derivative instruments to hedge exposures of changes in foreign currency rates and interest rates. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, is not exposed to credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The amounts related to derivative instruments which are subject to credit risk are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. Once a hedging relationship is established, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign currency fair value or cash flow hedge (“foreign currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, at the hedge’s inception. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair value hedges are recorded in earnings, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

The Company discontinues hedge accounting prospectively when it determines that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

The Company uses foreign currency forward contracts to manage identified foreign currency risks resulting from its foreign currency purchase contracts or relating to groups of forecasted foreign currency denominated payments. Most of these foreign currency forward contracts are formally designated as foreign currency cash flow hedges which match the terms of the individual foreign currency exposures. As a result, any ineffectiveness of the Company’s hedges is negligible. The maximum tenure for these transactions is 18 months. Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase contracts are reclassified into earnings (“Cost of revenue”) upon the commencement of depreciation of the asset related to the purchase contracts over the remaining useful life of the asset.

There are certain foreign currency forward contracts and embedded foreign currency derivatives in purchase contracts which are not formally designated as hedges. These certain foreign currency forward contracts relate to groups of forecasted foreign currency denominated payments and a portion of the proceeds of the rights offerings which are primarily denominated in Singapore dollars. While the Company expects the forward contracts which have not been formally designated as hedges to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. The embedded foreign currency derivatives are in purchase contracts for which payments are denominated in currencies other than the functional currency or the local currency of the parties to the contracts or, in some cases, their parent company where the parent company provides the majority of resources required under the contract on behalf of the subsidiary who is a party to the contract. Gains and losses on these certain foreign currency forward contracts and embedded foreign currency derivatives in purchase contracts are included in “Other operating expenses, net”. The Company does not have any fair value hedges as of March 31, 2009.

The table below provides information about the Company’s derivatives instruments as of March 31, 2009.

Derivative Instrument	Notional	Average
as of March 31, 2009	Amount	Rate/Price	Maturity
Forward Contracts
(Receive Yen/Pay US$)
Yen Forward Contracts	939,021	95.2113/USD	2009
(Receive S$/Pay US$)
SGD Forward Contracts	7,595	1.5191/USD	2009
(Receive US$/Pay S$)
USD Forward Contracts *	181,611	1.5142/USD	2009
(Receive GBP/Pay US$)
GBP Forward Contracts	195	1.4265/USD	2009

Embedded derivatives
Denominated in Yen	285,075	—	—
Denominated in Euro	23	—	—

Note:

*	In March 2009, the Company entered into forward foreign currency agreements to manage the foreign currency risk relating to a portion of the proceeds of the rights offering which are primarily denominated in Singapore dollars.

The following table presents the fair values and locations of derivative instruments recorded in the balance sheet as of March 31, 2009:

	Fair Value of Derivative Instruments
	Assets Derivatives		Liabilities Derivatives
	Balance Sheet		Balance Sheet
As of March 31, 2009	Location	Fair Value	Location	Fair Value
Derivatives designated as hedging instruments under SFAS No. 133
Forward foreign exchange contracts	Other current assets	$—	Other current liabilities	$370
Total derivatives designated as hedging instruments under SFAS No. 133		$—		$370
Derivatives not designated as hedging instruments under SFAS No. 133
Forward foreign exchange contracts	Other current assets	$1,084	Other current liabilities	$52
Other contracts	Other current assets	92	Other current liabilities	80
Total derivatives not designated as hedging instruments under SFAS No. 133		$1,176		$132

Total derivatives		$1,176		$502

The following table presents the effect of derivative instruments on other comprehensive loss (“OCI”) and results of operations for the three months ended March 31, 2009:

The Effect of Derivative Instruments on the Unaudited Condensed Consolidated Statement of Operations
for the Three Months Ended March 31, 2009
	Amount of Gain		Amount of Gain
	(Loss)	Location of Gain	(Loss)	Location of	Amount of
	Recognized in	(Loss)	Reclassified	Gain (Loss)	Gain (Loss)
	Accumulated	Reclassified from	from	Recognized in	Recognized in
	OCI on	Accumulated	Accumulated	Income on	Income on
	Derivative	OCI into Income	OCI into Income	Derivative	Derivative
	(Effective	(Effective	(Effective	(Ineffective	(Ineffective
	Portion)	Portion)	Portion)	Portion)	Portion)
Derivatives Designated as Hedging Instruments under SFAS No. 133 — Cash Flow Hedging Relationships
Forward foreign exchange contracts	$(370)	Cost of revenue	$207	Other operating expenses, net	$—

Total	$(370)		$207		$—

	Location of Gain (Loss)	Amount of Gain (Loss)
	Recognized in Income on	Recognized in Income on
	Derivative	Derivative
Derivatives Not Designated as Hedging Instruments under SFAS No. 133
Forward foreign exchange contracts	Other operating expenses, net	$1,032
Other contracts	Other operating expenses, net	12

Total		$1,044

The components of accumulated other comprehensive loss related to derivative and hedging activities consist of the following:

Three Months Ended
March 31, 2009
Beginning	$(1,593)
Reclassification of cash flow hedging gains into earnings	(207)
Net unrealized gains on change in cash flow hedging derivative fair values	437

Ending	$(1,363)

11.	Fair Value of Financial Instruments
In 2008, the Company adopted SFAS No. 157, except for certain non-financial assets and non-financial liabilities that are not recorded at fair value on a recurring basis as described in FASB Staff Position (“FSP”) SFAS No. 157-2. The Company adopted SFAS No. 157 for these non-financial assets and non-financial liabilities in 2009.

The adoption of SFAS No. 157 and its related FSPs did not have a material impact on the Company’s consolidated financial statements.

The following table presents the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 and the amounts as they correspond to the respective level within the fair value hierarchy established by SFAS No. 157.

	Fair Value Measurements as of March 31, 2009
		Quoted Prices
		Active
		Markets
		Identical	Significant	Significant
		Assets	Observable	Unobservable
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	$1,142	$1,142	$—	$—
Forward foreign exchange contracts	1,084	—	—	1,084
Embedded derivatives	92	—	—	92

Liabilities:
Forward foreign exchange contracts	$422	$—	$—	$422
Embedded derivatives	80	—	—	80
Marketable securities are recorded at fair value, which is based on quoted prices in active markets for identical assets.

The fair values of forward foreign exchange contracts are determined using quantitative models, which use multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers. For forward foreign exchange contract asset and liability positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values.

The fair values of embedded derivatives are determined in a similar manner as forward foreign exchange contracts, except that the Company makes certain assumptions about the maturity dates of such embedded derivatives as maturity dates are generally not included in the host contracts.

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the three months ended March 31, 2009.

	Fair Value Measurements for the Three Months Ended
	March 31, 2009
		Forward
		Foreign
	Embedded	Exchange
	derivatives	Contracts (Net)	Total
Liabilities
Balance, January 1, 2009:	$(469)	$(36)	$(505)
Total gain (losses) (realized/unrealized)
Included in earnings (other operating expenses, net)	12	1,032	1,044
Included in other comprehensive income	—	(370)	(370)
Purchases, issuances, and settlement (net)	469	36	505

Balance, March 31, 2009:	$12	$662	$674

Amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets/liabilities still held at reporting date	$12	$1,032	$1,044

There are no assets or liabilities measured at fair value on a non-recurring basis as of March 31, 2009.

12.	Recently Issued Accounting Pronouncements Not Yet Adopted
In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is intended to provide greater clarity to investors about the credit and noncredit components of an other-than-temporary impairment (“OTTI”) event and to more effectively communicate when an OTTI event has occurred. This FSP amends the OTTI guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities. This FSP will be applied prospectively and retrospective application will not be permitted. This FSP will be effective for the Company for interim and annual periods ending after June 15, 2009, and its adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS No. 157-4 provides additional guidance for estimating fair value in accordance with FAS No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP will be applied prospectively and retrospective application will not be permitted. This FSP will be effective for the Company for interim and annual periods ending after June 15, 2009, and its adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and Accounting Principles Board Opinion (“APB”) 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which will amend SFAS No. 107, Disclosures about Fair Value of Financial Instruments. This FSP will require an entity to provide disclosures about the fair value of financial instruments in interim financial information. The FSP would apply to all financial instruments within the scope of SFAS No. 107 and will require entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments, in both interim financial statements as well as annual financial statements. This FSP will be effective for the Company for interim and annual periods ending after June 15, 2009, and its adoption is not expected to have a material impact on the Company’s consolidated financial statements.

13.	Workforce Re-sizing
On January 30, 2009, the Company announced that as a result of further decline in the utilization rate of manufacturing assets into the first quarter of 2009 and lack of visibility in the end markets, the Company would be reducing its workforce by approximately 500 people, or about 7% of its total employment.

The workforce re-sizing exercise was completed in the first quarter of 2009. Total costs incurred in the first quarter of 2009 for the employee termination benefits as a result of the workforce re-sizing were $5,865. These costs were recognized as “other operating expenses, net” in the consolidated statement of operations.

14.	Subsequent Event
On April 30, 2009, an Extraordinary General Meeting of shareholders was held and a “ten for one” share consolidation was approved. The purpose of the share consolidation is to help reduce certain fixed costs and volatility in the trading of the Company’s shares on the Singapore Exchange Securities Trading Limited, as well as to mitigate the risks of the Company being delisted from the Nasdaq Global Select Market on account of the trading price of the ADSs falling below US$1.00 over a sustained period of time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three Months Ended
	March 31,
	2008	2009
Consolidated Statements of Operations data:
Net revenue	100.0%	100.0%
Cost of revenue	83.4	111.3

Gross profit (loss)	16.6	(11.3)

Other revenue	1.4	0.7

OPERATING EXPENSES
Research and development	11.7	19.7
Sales and marketing	4.5	5.3
General and administrative	2.8	4.3
Other operating expenses, net	0.6	1.2

Total operating expenses, net	19.6	30.5

Equity in income (loss) of associated companies, net	2.5	(0.6)
Other income, net	2.7	0.1
Interest income	1.3	0.5
Interest expense and amortization of debt discount	(4.0)	(6.2)

Income (loss) before income tax	0.9	(47.3)
Income tax expense (benefit)	0.3	(0.5)

Net income (loss)	0.6%	(46.8)%

Less: Net loss attributable to the noncontrolling interest in CSP	—	6.3

Net income (loss) attributable to Chartered	0.6	(40.5)
Less: Accretion to redemption value of convertible redeemable preference shares	0.6	1.0

Net loss available to ordinary shareholders of Chartered	(0.0)%	(41.5)%
The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three Months Ended
	March 31,
	2008	2009
Communications	48%	48%
Computer	16	8
Consumer	33	37
Other	3	7

Total	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three Months Ended
	March 31,
	2008	2009
Americas	68%	54%
Europe	9	8
Asia-Pacific	23	23
Japan	—	15

Total	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three Months Ended
	March 31,
	2008	2009
0.045 and below	—%	3%
Up to 0.065	11	22
Up to 0.09	7	1
Up to 0.13	37	39
Up to 0.15	—	1
Up to 0.18	10	17
Up to 0.25	15	5
Up to 0.35	12	6
Above 0.35	8	6

Total	100%	100%

THREE MONTHS ENDED MARCH 31, 2008 AND MARCH 31, 2009
Net revenue
We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. We enter into arrangements with our customers which typically include some or all of the above deliverables. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
Net revenue decreased by 37.2% from $388.2 million in the first quarter of 2008 to $243.9 million in the first quarter of 2009, due primarily to a significant decline in semiconductor demand across all sectors. Fab 3E, which was acquired on March 31, 2008, contributed $36.8 million in the first quarter of 2009. Excluding Fab 3E, revenues in first quarter of 2009 were down by 46.6% from first quarter of 2008. Total wafer shipments decreased by 45.6% from 424,848 wafers (eight-inch equivalent) in the first quarter of 2008 to 231,198 wafers (eight-inch equivalent) in the first quarter of 2009. Average selling price (“ASP”) increased by 4.0% from $892 per wafer (eight-inch equivalent) to $928 per wafer (eight-inch equivalent) over the same period, due primarily to a more favorable product mix arising from higher shipments of 65nm products, partially offset by lower selling prices.
Revenue from our 0.13um and below technologies represented 55% of our net revenue in the first quarter of 2008 as compared to 65% of our net revenue in the first quarter of 2009. In terms of absolute dollars, such revenue decreased by 26% between the first quarters of 2008 and 2009, due primarily to lower shipments of 90nm to 0.13um products. Revenue from our 65nm and below technologies increased from 11% of our net revenue in the first quarter of 2008 to 25% of our net revenue in the first quarter of 2009. Revenue from our technologies above 0.13um up to 0.18um increased from 10% of our net revenue in first quarter of 2008 to 18% of our net revenue in the first quarter of 2009, due primarily to the contribution from Fab 3E.
The communications sector was the highest contributor to our revenue for both the first quarters of 2008 and 2009, representing 48% of our net revenue for both the first quarters of 2008 and 2009. In terms of absolute dollars, such revenue decreased by 37% between the first quarters of 2008 and 2009, due primarily to lower demand for mobile phone handset-related devices, digital subscriber line (“DSL”), cards and local area network (“LAN”), switches, routers, hubs and related devices. Revenue from the consumer sector increased from 33% of our net revenue in the first quarter of 2008 to 37% of our net revenue in the first quarter of 2009. Despite the increase in percentage contribution to total net revenue, in terms of absolute dollars, this is a 30% decrease from our net revenue in the first quarter of 2008, due primarily to a decrease in demand for video game devices and set-top boxes, and to a lesser extent, a decrease in demand for audio players and related devices. Revenue from the computer sector decreased from 16% of our net revenue in the first quarter of 2008 to 8% of our net revenue in the first quarter of 2009, due primarily to a decrease in demand for personal computers peripherals, printers and monitors and, to a lesser extent, a decrease in demand for workstations, personal computers, motherboard devices and central processing units.
The Americas region was the highest contributor to our revenue in the first quarter of 2008, representing 68% of our net revenue. It continued to be the highest contributor to our revenue in the first quarter of 2009, representing 54% of our net revenue. The decrease in our net revenue from the first quarter of 2008 was due primarily to a decrease in demand for mobile phone handset-related devices and to a lesser extent, a decrease in demand for workstations, personal computers, motherboard devices and DSL cards. Revenue contribution from the Asia-Pacific region remained unchanged at 23% of our net revenue for both the first quarters of 2008 and 2009. In terms of absolute dollars, revenue from the Asia-Pacific region decreased 37% in the first quarter of 2009 as compared to the first quarter of 2008, due primarily to the decrease in demand for personal computers peripherals, printer and monitors and to a lesser extent, a decrease in demand for optical storages. Revenue from the Japan region contributed 15% of our net revenue for the first quarter of 2009 while it was immaterial in the first quarter of 2008. This increase in revenue contribution from the Japan region in the first quarter of 2009 was due primarily to the contribution from Fab 3E. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue at 9% and 8% for the first quarters of 2008 and 2009, respectively. Despite having similar percentage contribution to total net revenue, in terms of absolute dollars, there was a 44% decrease from our net revenue in the first quarter of 2008, due primarily to a decrease in demand for LAN, switches, routers, hubs, audio players and related devices.

Cost of revenue
Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, mask generation costs and amortization of certain technology licenses. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments. The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced.
Cost of revenue decreased by 16.1% from $323.6 million in the first quarter of 2008 to $271.4 million in the first quarter of 2009, due primarily to the decrease in shipments by 45.6% over the same period, partially offset by costs incurred by Fab 3E. In the fourth quarter of 2008, we revised the estimated useful lives of our twelve-inch process equipment and machinery from five years to eight years, and the related mechanical and electrical installations from ten years to fifteen years. The expected salvage values of the related process equipment and machinery were reduced to zero to reflect the longer useful lives of this equipment. The change in estimated useful lives and salvage values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our cost of revenue by $29.8 million for the first quarter of 2009.
Cost per wafer shipped increased by 53.8% from $746 (eight-inch equivalent) in the first quarter of 2008 to $1,147 (eight-inch equivalent) in the first quarter of 2009, due primarily to lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets. We recorded a net charge to earnings of $24.2 million relating to unallocated overheads due to significantly lower utilization of manufacturing assets in the first quarter of 2009.
We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $0.8 million for both the first quarters of 2008 and 2009.
Gross profit (loss)
Our gross profit (loss) decreased from a profit of $64.6 million, or 16.6% of our net revenue, in the first quarter of 2008 to a loss of $27.5 million, or (11.3) % of our net revenue, in the first quarter of 2009. This was due primarily to lower revenues resulting from lower shipment and higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets. The revision in estimated useful lives of our twelve-inch process equipment and machinery and the related mechanical and electrical installations which was applied prospectively from October 1, 2008 as mentioned above reduced our gross loss by $29.8 million in the first quarter of 2009.
Our gross profit (loss) was also impacted by grants of $0.8 million for both the first quarters of 2008 and 2009, which were recorded as a reduction to our cost of revenue.
Other revenue
Other revenue consists primarily of rental income and management fees. Other revenue decreased from $5.6 million in the first quarter of 2008 to $1.8 million in the first quarter of 2009, due primarily to lower rental income from renewal of a rental agreement with SMP. The rental charged to SMP is arrived at based on the terms of the original joint-venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint-venture agreement. The lower rental starting from second quarter 2008 reflects our recovery of the majority of these costs over the initial 10 years of the joint venture agreement.
Research and development expenses
Research and development (“R&D”) expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, ST Microelectronics and Toshiba, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies.
R&D expenses increased by 5.6% from $45.4 million in the first quarter of 2008 to $48.0 million in the first quarter of 2009. This was due primarily to lower reimbursement of expenses related to grants and higher cost of development activities related to the advanced 45nm and 32nm technology nodes. R&D expenses as a percentage of net revenue in the first quarters of 2008 and 2009 was 11.7% and 19.7%, respectively.

The impact of grants recorded as a reduction to our R&D expenses was $3.7 million and $1.2 million in the first quarters of 2008 and 2009, respectively.
Sales and marketing expenses
Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation (“EDA”)-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers.
Sales and marketing expenses decreased by 27.0% from $17.6 million in the first quarter of 2008 to $12.8 million in the first quarter of 2009, due primarily to lower payroll-related expenses and lower financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of net revenue in the first quarters of 2008 and 2009 were 4.5% and 5.3%, respectively.
In the fourth quarter of 2008, we revised the estimated useful lives of certain technology-related intangible assets from three to five years. The change was made to better reflect the expected pattern of economic benefits from the use of the assets over time based on an analysis of historical usage experience and the expected future usage of the underlying technology. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our sales and marketing expenses of $1.2 million in the first quarter of 2009.
General and administrative expenses
General and administrative (“G&A”) expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities.
G&A expenses remained essentially flat at $10.8 million and $10.6 million in the first quarters of 2008 and 2009, respectively. G&A expenses as a percentage of net revenue in the first quarters of 2008 and 2009 was 2.8% and 4.3%, respectively.
Other operating expenses, net
Other operating expenses, net, increased from $2.5 million in the first quarter of 2008 to $3.0 million in the first quarter of 2009. The increase in other operating expenses, net, was due primarily to $5.9 million of costs incurred for the employee termination benefits as a result of the workforce re-sizing, partially offset by higher foreign exchange gains by $4.7 million and lower expenses by $1.1 million related to rental property in the first quarter of 2009.
Equity in income (loss) of associated companies, net
Equity in income (loss) of SMP decreased from an income of $9.9 million in the first quarter of 2008 to a loss of $1.7 million in the first quarter of 2009, due primarily to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volume over which fixed costs are allocated. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the first quarter of 2008, the equity in income of SMP was $9.9 million compared to our total income before income tax of $3.6 million. The equity in loss of SMP was $1.7 million compared to our total loss before income tax of $115.4 million in the first quarter of 2009.
We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the first quarters of 2008 and 2009. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits (loss) from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits (loss) from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Three Months Ended
	March 31,
	2008	2009
	(In millions)
Net revenue (U.S. GAAP)	$388.2	$243.9
Chartered’s share of SMP revenue	$25.9	$9.6
Net revenue including Chartered’s share of SMP	$414.1	$253.5
The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three Months Ended March 31,
	2008		2009
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP
Shipments (in thousands)*	424.8	457.2	231.2	241.9
ASP per wafer	$892	$885	$928	$927

Note:

*	Eight-inch equivalent wafers
In the first quarter of 2007, we acquired a 26.7% equity interest in Gateway Silicon Inc. (“GSI”). We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million in the first quarter of 2008. We discontinued applying the equity method for the share of losses in GSI from the first quarter of 2009 as the investment in GSI had been reduced to zero as of December 31, 2008. If GSI subsequently reports net income, we would resume applying the equity method only after our share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
In the second quarter of 2008, we acquired a 36.8% equity interest in Socle Technology Corporation (“Socle”). We have accounted for the investment in Socle under the equity method from June 2008 onwards. Socle’s net operating results are shared between Chartered and Socle’s shareholders in the same ratio as the equity holdings. The equity in the income of Socle in the first quarter of 2009 was insignificant.
Other income, net
Other income, net, was a net income of $10.5 million in the first quarter of 2008 compared to a net income of $0.2 million in the first quarter 2009. The net income in the first quarter of 2008 included the recognition of income of $11.5 million arising from our acceptance of a licensing fee in connection with a technology licensing agreement by one of our technology partners which was concluded during the first quarter of 2008. The amount recorded was the present value of $12 million, which we will receive as an offset against future payments due under a related technology agreement, and is not contingent upon any future performance requirements. The net income in the first quarter of 2008 also included other-than-temporary impairment losses of $1.0 million on the Fund. The net income in the first quarter of 2009 included a gain of $0.6 million arising from the termination of certain warrants held, partially offset by an other-than-temporary impairment loss of $0.4 million on securities classified as available-for-sale.
Interest income
Interest income decreased by 77.1% from $5.1 million in the first quarter of 2008 to $1.2 million in the first quarter of 2009, due primarily to lower interest rates and to a lesser extent, lower average cash balances compared to the first quarter of 2008.
Interest expense and amortization of debt discount
Interest expense and amortization of debt discount decreased by 3.7% from $15.6 million in the first quarter of 2008 to $15.1 million in the first quarter of 2009, due primarily to lower interest rates on outstanding floating rate debt, partially offset by higher average outstanding debt balances and lower interest capitalization associated with capital expenditures related to our 65nm and below technologies.

Income tax expense (benefit)
We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate (“ETR”) to income (loss) before income tax to derive the income tax expense (benefit) for the quarter. ETR is calculated as a percentage of the forecast income tax expense for the year over the forecast income before income tax for the same period.
In the first quarter of 2008, we recorded an income tax expense of $1.2 million on an income before income tax of $3.6 million. In the first quarter of 2009, we recorded an income tax benefit of $1.2 million on a loss before income tax of $115.4 million. This income tax benefit was due primarily to certain deferred tax assets, arising from expected tax losses, for which no valuation allowance has been provided.
Net loss attributable to the noncontrolling interest in CSP
Net loss attributable to the noncontrolling interest in CSP in the first quarter of 2009 is due to the adoption of SFAS No. 160 which became effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Prior to the adoption of SFAS No. 160, none of CSP’s losses had been allocated to the noncontrolling interest in the consolidated statements of operations since the first quarter of 2003 onwards as the obligations of the noncontrolling interest were reduced to zero in that quarter due to cumulative losses.
Accretion to redemption value of convertible redeemable preference shares
In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders of Chartered. Accretion charges were $2.5 million and $2.6 million in the first quarters of 2008 and 2009, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
As of March 31, 2009, our principal sources of liquidity included $519.0 million in cash and cash equivalents and restricted cash; and $896.7 million of unutilized banking facilities consisting of loans and bank credit lines. Included in the $896.7 million of unutilized banking facilities are $41.7 million of uncommitted banking and credit facilities, $150.0 million related to a revolving loan facility with Sumitomo Mitsui Banking Corporation (“SMBC”), which was renewed on July 1, 2008 and will be available until June 30, 2009, and $50.0 million related to a revolving loan facility with Bank of America (“BOA”), which is available for three years from April 2007. The remaining unutilized banking facilities are available for drawdown only for purposes of financing the purchases of equipment from certain vendors in accordance with designated schedules set forth under the applicable facility agreements.
The following shows long-term debt outstanding as of December 31, 2008 and March 31, 2009:

	As of
	December 31,	March 31,
	2008	2009
	(In thousands)
Floating rate loans:
$653,131 EXIM Guaranteed Loan	$459,771	$397,876
$609,733 EXIM Guaranteed Loan	90,463	181,692
Société Générale Term Loan	119,234	107,311
JBIC/SMBC Term Loan (Tranche B)	71,841	71,841
5.645% JBIC/SMBC Term Loan (Tranche A)	71,841	71,841
5.75% senior notes due 2010	373,546	373,763
6.00% amortizing bonds due 2010	20,351	15,486
6.25% senior notes due 2013	298,125	298,220
6.375% senior notes due 2015	247,397	247,476
Others	7,775	7,312

Long-term debt outstanding	$1,760,344	$1,772,818

In January 2009, we repaid $61.9 million of the drawdown from the $653,131 EXIM Guaranteed Loan.

In February 2009, we made the second drawdown of $91.2 million from the first tranche of the $609,733 EXIM Guaranteed Loan. The remaining amount available for drawdown under this facility is $428.0 million.
In March 2009, we made a principal repayment of $11.9 million on tranche A of the $189,871 term loan facility from Société Générale, with Atradius as the export credit insurer.
In the second quarter of 2006, 1,650 out of the originally issued 30,000 preference shares were converted into ordinary shares. Assuming no further conversion or any redemption of the preference shares until the maturity date on August 17, 2010, we will redeem, out of funds legally available for such payment, each remaining preference share at a redemption price equal to $10,000 per preference share, or a total of $283.5 million.
We have an investment in a Fund, which is managed by an external financial institution. The Fund consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The fair value of the Fund is assessed by using market prices or, when such prices are not available, using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities approximated the fair values provided by the investment manager of the Fund. As such, the amounts recorded in our consolidated financial statements are based on the fair values provided by the investment manager of the Fund. We received cash proceeds of $5.6 million in further redemptions from the Fund in the first quarter of 2009. The net realized gain on the redemptions in the first quarter of 2009 was immaterial. As of March 31, 2009, the fair value of our pro-rata share of our remaining investment in the Fund was $14.0 million. As of March 31, 2009, we had received total redemptions of approximately 81.3% of our pro-rata share of the investment in the Fund. The investment manager of the Fund stated that its expectation is to have a further 8% of our pro-rata share of the original investment in the Fund liquidated by December 2009. As the redemption of the remaining portion of the Fund is not expected to be within 12 months, $7.4 million was reclassified from “Other investments” to “Other non-current assets” as of March 31, 2009. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further losses in the value of our remaining investment in the Fund.
Working capital, which is calculated as the excess of current assets over current liabilities, was $471.6 million and $431.1 million as of December 31, 2008 and March 31, 2009, respectively.
On March 9, 2009, we announced a rights offering of approximately 6,869,926,194 new Shares, directly or in the form of ADSs.
Pursuant to the rights offering:
•	27 new Shares were offered for every 10 Shares held at S$0.07 per rights share; and

•	27 new ADSs were offered for every 10 ADSs held at a price of US$0.46 per rights ADS.
The rights offering was completed on April 15, 2009 and net proceeds from the rights offering were approximately $300 million.
The rights offering strengthened our capital position, and will provide us with additional liquidity to manage its maturing indebtedness, fund planned and future capital expenditures, and meet general corporate purposes. The rights offering also improved our debt to equity leverage ratios and will further support us in executing our technology roadmap as well as long-term growth strategy. We also believe the strengthened capital position will preserve the confidence and commitment of our customer base.
Under the underwriting agreement we have with Citigroup Global Markets Singapore Pte. Ltd., Deutsche Bank AG, Singapore Branch and Morgan Stanley Asia (Singapore) Pte. Ltd. (“Underwriters”) in relation to the rights offering, we have agreed that we will not issue any new ordinary shares for a period of 180 days from March 11, 2009 without the Underwriters’ prior consent. This restriction does not prohibit us from issuing new ordinary shares pursuant to the exercise of employee share options under the 1999 Option Plan, the vesting of RSUs and PSUs, the conversion of CRPS or the exercise of the GS Call Option. In addition, this restriction does not apply to any strategic transaction (or public announcement thereof) involving us or any of our affiliates.
Based on our current level of operations, we believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors and projected cash flows from operations will be sufficient to meet our capital and R&D expenditures, debt service obligations, investment and current liquidity needs for at least the next twelve months. In light of the current uncertain market conditions, we are also taking additional steps to preserve our cash and liquidity. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditures for our manufacturing facilities. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.

The crisis in the financial markets and deteriorating economic conditions globally has adversely impacted many industries, including the semiconductor and foundry industries. It is currently uncertain how long the downturn will persist and if the situation will worsen in the coming months. In addition, the volatility in the credit markets has resulted in uncertainty in the availability of credit on reasonable terms. We cannot predict the timing, strength or duration of any economic deterioration or subsequent economic recovery, worldwide, or in the foundry industry. If the current economic or market conditions persist or deteriorate further, our business, financial condition and results of operations could be materially and adversely affected. Therefore there can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization, industry business conditions as well as global economic conditions.
Moody’s Global Credit Research revised our corporate and senior unsecured bond ratings down from Ba1 to Ba2 in March 2009 but continued to review the rating. The rating was confirmed in April 2009. The revisions in our ratings reflects expectations regarding our financial and competitive conditions and we cannot assure you that we will not be subject to further credit rating downgrades, particularly in view of the crisis in the financial markets and the deteriorating global economy. Our debt agreements do not have triggers in respect of any credit rating downgrades that would accelerate the maturity of our debt. However, subject to the achievement of certain production milestones specified in our debt agreements, we may be required to commence repayment of our debt earlier than the scheduled repayment dates set out in certain of our debt agreements. These production milestones relate to the production capacity and shipment of a certain number of wafers over a given time period as specified in the debt agreements. Credit rating downgrades, depending on their severity, could affect our ability to access or renew existing financing or to obtain additional financing as we may require from time to time depending on the pace of our future growth and technology upgrades and migration. Credit rating downgrades could also affect our ability to access the capital markets in the future on favorable terms, or at all. As a result our ability to compete effectively in our business relative to competitors with higher credit ratings could be affected. Furthermore, as a result of the current crisis in the financial markets and deteriorating global economy, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Where additional financing could be obtained, there can be no assurance that such additional financing will be available on terms satisfactory to us or that such additional financing will not be dilutive to our shareholders or creditors.
Historic cash flows
The following table sets forth the summary of our cash flows for the periods presented:

	Three Months Ended
	March 31,
	2008	2009
	(In thousands)
Net cash provided by operating activities	$141,998	$58,705
Net cash used in investing activities	$(300,906)	$(138,653)
Net cash provided by (used in) financing activities	$(83,422)	$14,159
Historic operating cash flows
Net cash provided by operating activities was $142.0 million and $58.7 million for the three months ended March 31, 2008 and 2009, respectively. The $83.3 million decrease in cash flow from operating activities was due primarily to lower sales in the three months ended March 31, 2009, no refund of taxes arising from the revocation of the pioneer status of Fab 3 of $48.3 million as occurred in the three months ended March 31, 2008 and no dividend received in the three months ended March 31, 2009, partially offset by lower payment of operating expenses, higher grant receipts and inclusion of CST’s operating cash flow in the three months ended March 31, 2009.
Historic investing cash flows and capital expenditures
Net cash used in investing activities was $300.9 million and $138.7 million for the three months ended March 31, 2008 and 2009, respectively. Investing activities consisted primarily of capital expenditures totaling $95.5 million and $146.7 million in the three months ended March 31, 2008 and 2009, respectively. Capital expenditure for the three months ended March 31, 2008 and 2009 were primarily for increasing the capacity for our 65nm and below process geometry technologies. Investing activities for the three months ended March 31, 2008 also included $234.6 million related to the purchase of 100 percent of the shares in Hitachi Semiconductor Singapore Pte. Ltd. for $241.1 million which consisted of cash and related direct costs of the acquisition, less cash acquired of $6.5 million, funded with existing available cash balances. We also received cash proceeds of $30.0 million and $5.6 million in further distributions from the Fund for the three months ended March 31, 2008 and 2009, respectively.
We expect our capital expenditures for 2009 to be approximately $375 million. We expect to fund this through a combination of existing cash balance, cash flow from operations and use of credit facilities. Such expenditures will be primarily for increasing the capacity of our 65nm and below technologies. With the above capital expenditure, Fab 7 is expected to have equipment (installed or available for installation) that is equivalent to a capacity of 27,000 twelve-inch wafers per month by December 2009. In March 2009, Fab 7 was equipped with a capacity of 24,000 twelve-inch wafers per month. We expect Fab 7 to have a total capacity of 45,000 twelve-inch wafers per month covering 0.13um to 45nm technology nodes. The capacity plan will take several years to complete and depends on market conditions, customer demand, adoption of next generation technologies and our financial plans and capabilities. The total capital expenditure is expected to be approximately between $4,200 million to $4,500 million for the planned capacity of 45,000 twelve-inch wafers per month. As of December 31, 2008 and March 31, 2009, we have spent an accumulated total of $2,465.8 million and $2,580.4 million, respectively, on equipment for Fab 7. As of December 31, 2008 and March 31, 2009, we had commitments on contracts for capital expenditures of $298.9 million and $268.9 million, respectively. We may claim investment allowances on future qualifying capital expenditure, subject to a minimum level of investment in approved fixed capital expenditure within the qualifying period.

The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed under “Item 3. Key Information — D. Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2008.
Historic financing cash flows
Net cash used in financing activities was $83.4 million for the three months ended March 31, 2008 as compared to net cash provided by financing activities of $14.2 million for the three months ended March 31, 2009. Financing activities for the three months ended March 31, 2008 included a drawdown of $119.2 million from the Société Générale Term Loan facility and $113.1 million from the JBIC/SMBC Term Loan. We also made principal repayments totaling $270.0 million for the BOA short-term credit and the revolving loan facilities, and the SMBC revolving loan facility, as well as loan repayment of $32.4 million for the drawdown from the second tranche of the $653,131 EXIM Guaranteed Loan.
Financing activities for the three months ended March 31, 2009 included a drawdown of $91.2 million from the first tranche of the $609,733 EXIM Guaranteed Loan. We also made principal repayments totaling $61.9 million for the $653,131 EXIM Guaranteed Loan and $11.9 million for the Société Générale Term Loan facility.
The restricted cash relates to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments, and commitment fees related to the EXIM Guaranteed Loan. The decrease in restricted cash of $4.4 million for the three months ended March 31, 2009 was due primarily to lower future interest payments.
INVESTMENT IN SMP
Our investment in SMP as of December 31, 2008 and March 31, 2009 is shown below:

	As of
	December 31,	March 31,
	2008	2009
	(In thousands)
Cost (net of return of capital)	$80,936	$80,936
Share of retained post-formation gains	75,780	74,086
Dividends received	(135,397)	(135,397)

	$21,319	$19,625

Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	March 31,
	2008	2009
	(In thousands)
Amounts due from SMP	$12,175	$10,977
Amounts due to SMP	$1,140	$147

Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	March 31,
	2008	2009
	(In thousands)
Current assets	$48,079	$43,350
Property, plant and equipment	20,369	19,241
Other assets	316	203
Current liabilities	(22,489)	(20,239)
Other liabilities	(157)	(201)

Shareholders’ equity	$46,118	$42,354

	Three Months Ended
	March 31,
	2008	2009
	(In thousands)
Net revenue	$43,216	$18,596
Gross profit (loss)	$10,681	$(1,970)
Net income (loss)	$9,913	$(3,763)

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
Reference is made to Part I, “Item 11, Quantitative and Qualitative Disclosures About Market Risk”, in the Company’s annual report on Form 20-F for the year ended December 31, 2008 and to Note 10, “Derivative Instruments and Hedging Activities”, Note 11, “Fair Values of Financial Instruments” in the Notes to the Unaudited Condensed Consolidated Financial Statements included in this Form 6-k, for the quarter ended March 31, 2009. Apart from changes in our exposure to interest rate and foreign exchange risk which are presented in the tables below, there have been no other material changes to our exposures to market risk as reported in these sections.
Interest rate risk
The tables below provide information about our long-term debt that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average floating rates are based on prevailing floating interest rates related to the outstanding obligations as of March 31, 2009. There were no outstanding interest rate contracts as of March 31, 2009.

	As of March 31, 2009
	Expected Maturity Date
	(In thousands, except interest rates)
								Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Value
Long-term debt:

Floating rate debt (US$)	$73,818	$165,806	$198,343	$133,488	$104,021	$83,244	$758,720	$758,720
Weighted average interest rate	1.656%	1.651%	1.645%	1.671%	1.694%	1.612%	1.655(1)%

Fixed rate debt (US$)	$5,010	$385,476	$14,368	$14,368	$314,368	$278,737	$1,012,327	$770,678

Weighted average interest rate	6.000%	5.757%	5.645%	5.645%	6.222%	6.300%	6.049(1)%

Total	$78,828	$551,282	$212,711	$147,856	$418,389	$361,981	$1,771,047	$1,529,398

	As of
	December 31, 2008
	(In thousands)
	Total	Fair Value
Long-term debt:
Floating rate debt	$741,309	$741,309
Fixed rate debt	1,017,192	816,544

Total	$1,758,501	$1,557,853

Notes:

(1)	Average interest rates under “Total” are the weighted average interest rates of long-term debt outstanding as of March 31, 2009.
As of March 31, 2009, 57% and 43% of our interest rate payment obligations on long-term debt are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed rate debt obligations, however we do have cash flow and earnings exposure due to market interest rate changes for our floating rate debt obligations. Based on our interest payment obligations as of March 31, 2009, a 0.5% increase in interest rates would increase our floating rate interest payments by 30.2% annually.

Foreign currency risk
The table below provides information about our foreign currency forward contracts and presents the information in U.S. dollar equivalents.

	As of March 31, 2009					As of
	Expected Maturity Date of Notional Amounts					December 31, 2008
	(In thousands, except exchange rates)					(In thousands)
					Fair		Fair
	2009		Thereafter	Total	Value	Total	Value
FORWARD FOREIGN EXCHANGE AGREEMENTS:
(Receive Yen/Pay US$)
Contract Amount	$9,623		—	$9,623	$(408)	$9,491	$(65)
Average Contractual Exchange Rate	95.2113
(Receive S$/Pay US$)
Contract Amount	$5,033		—	$5,033	$(14)	$5,002	$29
Average Contractual Exchange Rate	1.5191
(Receive US$/Pay S$)
Contract Amount	$182,226	(1)	—	$182,226	$1,083	$—	$—
Average Contractual Exchange Rate	1.5142
(Receive GBP/Pay US$)
Contract Amount	$284		—	$284	$—	$—	$—
Average Contractual Exchange Rate	1.4265

Total Contract Amount	$197,166		—	$197,166	$661	$14,493	$(36)

Note:

(1)	In March 2009, we entered into forward foreign currency agreements to manage the foreign currency risk relating to a portion of the proceeds of the rights offering which are primarily denominated in Singapore dollars.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
99.1(1)	Fourth Amended and Restated Participation Agreement dated April 13, 2009 by and between the Company and International Business Machines Corporation.

99.2(1)	Joint Development Project Agreement for 28nm LP Bulk-Industry Standard Semiconductor Process Technology effective as of January 1, 2009 by and among International Business Machines Corporation, the Company and the applicable participating parties thereto.

99.3	Amendment Letter dated as of April 3, 2009 to the Facility Agreement dated December 23, 2004 by and among the Company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

99.4	Amendment Letter dated as of April 3, 2009 to the Facility Agreement dated May 16, 2007 by and among the Company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A. as Facility Agent.

(1)	Certain portions of Exhibits 99.1 and 99.2 have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer